Exhibit (a)(5)(O)

Broadcom Business Press Contact	Broadcom Financial Analyst Contact
Bob Marsocci	T. Peter Andrew
Vice President, Corporate Communications	Vice President, Corporate Communications
949-926-5458	949-926-5663
bmarsocci@broadcom.com	andrewtp@broadcom.com
Broadcom Statement in Response to Glass, Lewis & Co. Recommendation
to Emulex Shareholders
IRVINE, Calif. — June 22, 2009 – Broadcom Corporation (Nasdaq: BRCM) today issued the following statement in response to comments by Glass, Lewis & Co., an advisor to institutional investors on their votes in proxy matters:
“Glass Lewis’s recommendation against consent fundamentally misinterprets Broadcom’s Consent Solicitation, which remains the best vehicle for Emulex shareholders to express their views. Glass Lewis’s position is particularly perplexing because — before issuing its final recommendation this past Friday — Glass Lewis made an initial recommendation that shareholders support our Proposals One and Two, which would give shareholders the right to call a special meeting for the purpose of removing and replacing the incumbent directors. The text of Glass Lewis’s initial recommendation read, in part:
‘We believe shareholders should have recourse for calling a meeting of shareholders between annual meetings to consider matters that they believe require prompt attention....Though the intent of this proposal is to call a special meeting at which the board may be replaced, we note that shareholders are not being asked to consider such a replacement at this time. As such, we believe shareholders should consent to this proposal and provide the proponent the ability to timely present its proposals to shareholders at a special meeting.’
“Glass Lewis’s highly unusual and sudden reversal of this position stands on its head accepted principles of good corporate governance in general, and Glass Lewis’s guidelines in particular. Emulex shareholders should not be misled by these confusing actions. Given the continued insistence of the Emulex Board on entrenching itself, Emulex shareholders have one logical choice to be heard: to support this Consent Solicitation.”

About Broadcom
Broadcom Corporation is a major technology innovator and global leader in semiconductors for wired and wireless communications. Broadcom ® products enable the delivery of voice, video, data and multimedia to and throughout the home, the office and the mobile environment. We provide the industry’s broadest portfolio of state-of-the-art system-on-a-chip and software solutions to manufacturers of computing and networking equipment, digital entertainment and broadband access products, and mobile devices. These solutions support our core mission: Connecting everything ®.
Broadcom is one of the world’s largest fabless semiconductor companies, with 2008 revenue of $4.66 billion, holds over 3,300 U.S. and over 1,300 foreign patents, and has more than 7,500 additional pending patent applications, and one of the broadest intellectual property portfolios addressing both wired and wireless transmission of voice, video, data and multimedia. Broadcom is headquartered in Irvine, Calif., and has offices and research facilities in North America, Asia and Europe. Broadcom may be contacted at +1.949.926.5000 or at www.broadcom.com.

This press release does not constitute an offer to buy or a solicitation of an offer to sell any securities. Broadcom has filed a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”) containing an offer to purchase all of the outstanding shares of common stock of Emulex Corporation (“Emulex”) for $9.25 per share. The tender offer is being made solely by means of the offer to purchase, and the exhibits filed with respect thereto (including the letter of transmittal), which contain the full terms and conditions of the tender offer. INVESTORS AND SECURITY HOLDERS OF EMULEX ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Broadcom Corporation through the Web site maintained by the SEC at http://www.sec.gov or by directing a request by mail to Innisfree M&A Incorporated at 501 Madison Avenue 20th Floor, New York, NY 10022, or by calling toll-free at (877) 687-1875 or collect at (212) 750-5833.
All statements included or incorporated by reference in this press release other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our business and industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words.
These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. Important risk factors that could contribute to such differences or otherwise affect our business, results of operations and financial condition include the possibility that Broadcom will not pursue a transaction with Emulex and the risk factors discussed in our Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other Securities and Exchange Commission filings. The forward-looking statements in this release speak only as of this date. We undertake no obligation to revise or update publicly any forward-looking statement, except as required by law.
Broadcom ®, the pulse logo, Connecting everything ®, and the Connecting everything logo are among the trademarks of Broadcom and/or its affiliates in the United States, certain other countries and/or the EU. Any other trademarks or trade names mentioned are the property of their respective owners.